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                              April 1, 2024

       Perry A. Sook
       Chief Executive Officer
       NEXSTAR MEDIA GROUP, INC.
       545 E. John Carpenter Freeway
       Suite 700
       Irving, Texas 75062

                                                        Re: NEXSTAR MEDIA
GROUP, INC.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Filed February 28,
2024
                                                            Form 8-K
                                                            Filed February 28,
2024
                                                            File No. 000-50478

       Dear Perry A. Sook:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed February 28, 2024

       Definitions and Disclosures Regarding non-GAAP Financial Information, page 4

   1. In addition to consolidated amounts, we note the separate presentation of Non-GAAP measures for Nexstar,
Ex-The CW and The CW. We also note that management believes
                                                        this presentation is
useful    as an indicator of our assets    operating performance as we are
                                                        undertaking initiatives
to improve the profitability of The CW.    As The CW is presented
                                                        as part of your
consolidated GAAP-basis financial statements, please explain your basis for presenting non-GAAP
information on an unconsolidated basis.
       Reconciliation of Adjusted EBITDA (Non-GAAP Measure), page 8

   2.                                                   We note that you
consider Adjusted EBITDA to be an indicator of your assets    operating
 Perry A. Sook
FirstName
NEXSTARLastNamePerry   A. INC.
                           Sook
             MEDIA GROUP,
Comapany
April       NameNEXSTAR MEDIA GROUP, INC.
       1, 2024
April 21, 2024 Page 2
Page
FirstName LastName
         performance and a measure of your ability to service debt. We also note that Adjusted
         EBITDA is used by management to identify the cash available for strategic acquisitions and investments, maintain capital assets and fund ongoing operations and working capital needs. Please clarify whether Adjusted EBITDA along with Adjusted EBITDA before transaction, one-time and other non-cash items, and Adjusted EBITDA before non-cash and other items are Non-GAAP performance or liquidity measures. Help us better understand why you appear to be making cash-based adjustments to non-GAAP measures that are reconciled to GAAP net income/(loss). We refer you to Item 10(e)(1)(i) of
         Regulation S-K, Regulation G, and Question 100.04 in the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
3. Please tell us about the amounts that make up the adjustment for Transaction and other one-time expenses. Tell us why the adjustment for Distributions from equity method investments excludes the distribution received from your investment in TV Food Network
         LLC.
4. You state that the columns including The CW do not adjust for amortization of broadcast rights and payments for broadcast rights and that these licenses are typically only on a season-by-season basis. Please explain why The CW does not adjust for these timing differences in greater detail.
5. We note that you present Adjusted EBITDA margins as Adjusted EBITDA as a percentage of net revenue. Please present with equal or greater prominence the comparable margins computed on a GAAP basis wherever these non-GAAP margins are presented. We refer you to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 in
         the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Reconciliation of Free Cash Flow (Non-GAAP Measure), page 10

6. We note from your disclosure and your response dated June 15, 2017 that you consider
         Free Cash Flow to be an indicator of your assets    operating
performance. Please tell us
         how you determined that the labels used for the non-GAAP measures Free Cash Flow,
         Free Cash Flow before transaction, one-time and other non-cash items, Free Cash Flow before non-cash and other items, and Attributable Free Cash Flow reflect their nature. In addition, help us better understand why you appear to be making cash-based adjustments to measures that are reconciled to GAAP net income/(loss). We refer you to Item
         10(e)(1)(i) of Regulation S-K, Regulation G, and Questions 100.05 and
102.07 in the
         Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 with any questions.
 Perry A. Sook
NEXSTAR MEDIA GROUP, INC.
April 1, 2024
Page 3




FirstName LastNamePerry A. Sook          Sincerely,
Comapany NameNEXSTAR MEDIA GROUP, INC.
                                         Division of Corporation Finance
April 1, 2024 Page 3                     Office of Technology
FirstName LastName